February 15, 1999

LANSource Technologies Inc.
21 Randolph Avenue
Toronto, Ontario
M6P 3L8

Attn: Mr. Marc Bisnaire ("Bisnaire"), President

Dear Mr. Bisnaire;

This will confirm that Power Direct Inc. ("Power") has agreed to acquire upto a Fifty-One (51%) Per cent ownership interest from you in LANSource Technologies Inc. ("LANSource"), upon the following terms and conditions:

1. On the signing of this Letter of Intent (the "Letter"), Power shall deliver to you an initial non-refundable deposit of $100,000.00. You shall be entitled to retain this deposit as your absolute property regardless of whether this transaction is completed, it being understood that this non-refundable payment being made is in recognition of you withdrawing LanSource from its dealings with other potential purchasers at this time.


2. On or before March 1, 1999, Power shall provide you with an additional non-refundable deposit of $200,000.00, which deposit shall be treated in like manner as the initial deposit.

3. On or before March 31, 1999, Power, LanSource and Bisnaire shall enter into a formal Agreement of Purchase and Sale (the "Agreement") with respect to this transaction, which Agreement shall contain the terms set out in this Letter, together with such other commercial reasonable terms and provisions as are ordinarily found in a transaction of this nature and which are completely acceptable to the parties hereto. At the time of execution of the Agreement, Power shall deliver to LanSource an additional non-refundable deposit of $200,000.00, which deposit shall be treated in like manner as the previous deposits. In the event that the parties for whatever reason are unable to finalize the Agreement by March 31, 1999, then the within transaction shall be considered null and void and you shall be entitled to retain all deposits hereinbefore referred to.

4. On or before April 30, 1999, Power shall provide you with an additional non-refundable deposit of $500,000.00, which deposit shall be treated in like manner to the previous deposits.

5. On or before May 31, 1999, Power shall provide you with the sum of ($1,000,000.00), whereupon you shall deliver a 12.5% ownership interest in LanSource to Power.

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

6. Provided Power has completed its initial 12.5% ownership acquisition in LanSource, Power shall have the right to purchase an additional Twelve and One Half (12.5%) Per Cent ownership interest from you in LanSource for the sum of Three Million ($3,000,000.00) Dollars, by delivering to the aforementioned funds to you by no later than September 30, 1999, failing which Power shall have no further purchase rights in LanSource. It is understood that Power will own Twenty-Five (25%) Per Cent of LanSource, should it complete the aforementioned right to purchase.

7. All of the proceeds received by you pursuant to Paragraph 1, through Paragraph 6, hereof inclusive (less any fees owing thereon and deducted therefrom) shall be deemed to be the absolute property of LanSource and shall remain in LanSource as working capital.

8. Provided Power has acquired a 25% ownership acquisition in LanSource in the manner hereinbefore set out, Power shall have the right to purchase an additional Twenty Six (26%) Per Cent ownership interest from you in LanSource by delivering the sum of Twenty Million ($20,000,000.00) to you on or before September 30, 2000. Any monies received by you pursuant to this Paragraph shall remain the sole and absolute property of Bisnaire, it being understood that Power will own Fifty-One (51%) Per Cent of LanSource, should it complete the purchase set out in this Paragraph.

9. In the event that you elect to sell any portion of your ownership interest in LanSource which is not the subject matter of this Letter to an arm's length third party prior to September 30, 2000, then, provided that Power has made all of the payments set out in Paragraph 1, through Paragraph 6, inclusive in the manner therein set out, Power shall have the ongoing right to purchase such ownership interest from you on the exact terms and conditions as you were prepared to accept from any such third party. The right of first refusal contained in this Paragraph shall only apply to you should you elect to sell more than 10% of your remaining interest in LanSource in any single transaction.

9. On the signing of this Letter, you shall receive 1,200,000 shares of Power, which shares shall be subject to a one year hold pursuant to S.E.C. Rule 144. The aforementioned shares on delivery shall become the absolute property of Bisnaire.

10. On the completion by Power of the 12.5% purchase pursuant to Paragraph 6, hereof, Bisnair shall receive 1,200,000 shares of Power, subject to a one year hold pursuant to S.E.C. Rule 144. The aforementioned shares shall on delivery become the absolute property of Bisnaire.

11. This Letter shall constitute the entire agreement between the parties and the parties shall be not be bound by any representations, warranties, promises, agreements or inducements not embodied in this Letter. In the event that Power fails to make any of the payments contained in this Letter within the time prescribed or should Power be in default of any of the other provisions of this, then all of the uncompleted rights of Power as may be contained in this Letter shall immediately terminate and LanSource shall be deemed to have been released from any further obligations in this matter and this paragraph shall constitute Power's full and final release to LanSource in this matter.

12. All monetary references in this Letter shall be in certified funds and shall be deemed to have been expressed in Canadian Dollars. This Letter may not to be assigned, transferred to, or relied upon by any third parties. Time shall be of the essence in all respects. Communication and acceptance of this Letter may be made by telefax and shall be binding on the parties in such event. This transaction shall be governed by the Laws of the Province of Ontario.

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

In the event that the foregoing proposal is acceptable, then we require that you sign this Letter in the space provided by no later than midnight eastern standard time today.

We look forward to a successful business relationship.

Power Direct Inc.

/s/ Jack Sha
per JACK SHA
I have authority to bind the Corporation



Agreed and accepted to this 15th day of February, 1999


LanSource Technologies Inc.


per
I have authority to bind the Corporation

/s/ Marc Bisnaire
-------------------
Marc Bisnaire

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